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                                  STATE OF DELAWARE
                              CERTIFICATE OF CORRECTION
                           FILED TO CORRECT A CERTAIN ERROR
                         IN THE CERTIFICATE OF INCORPORATION
                             FILED IN THE OFFICE OF THE
                           SECRETARY OF STATE OF DELAWARE
                                ON SEPTEMBER 23, 1997


    BUILDING MATERIALS HOLDING CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Law of Delaware (the "Corporation") hereby certifies that:

1.  The name of the corporation is Building Materials Holding Corporation.

2. The Restated Certificate of Incorporation of the Corporation was filed on September 23, 1997 (the "Certificate").

3. The Certificate requires correction as permitted by Section 103 of the General Corporation Law of Delaware.

4.  The inaccuracies or defects to be corrected are as follows:

    (a) Article FOURTH, Section 1(c) incorrectly used the term "Series B Preferred Stock" when the term "Class B Preferred Stock" should have been used.

         Article FOURTH, Section 1(c) should instead read as follows:

         (c) CLASS B PREFERRED STOCK. No dividends will accrue or be payable on the Class B Preferred Stock prior to December 31, 1993. If in any year thereafter the Corporation for any reason does not redeem all or any portion of the Class B Preferred Stock pursuant to Section 3(a)(iv), a dividend shall accrue and be payable on the Class B
    Preferred Stock in accordance with the terms of this paragraph 1(c).
    For purposes of calculating the amount of the dividend payable on the Class B Preferred Stock, if any, the Corporation shall maintain a record of the total number of shares which it has not redeemed pursuant to
    Section 3(a)(iv) and which it has not subsequently redeemed pursuant to
    Section 3(a)(i)(B) (collectively the "Deferred Redemption Shares"). The dividend shall accrue and be payable quarterly on May 2, August 2, November 2 and February 2 of each year commencing on May 2, 1994 (each a "Dividend Date") out of funds legally available therefor to the holder of record of the Class B Preferred Stock on each such Dividend Date.
    The amount of the dividend per share, if any, for a particular Dividend Date shall be equal to (x) the product of (i) the number of Deferred Redemption Shares on such Dividend Date and (ii) $3.75, divided by (y) the number of shares of Class B Preferred Stock outstanding on such Dividend Date. Any dividends on Class B

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    Preferred Stock not paid (in a form permitted or required by this paragraph (c)) shall cumulate, whether or not funds were legally available therefor.

    (b) Article FOURTH, Section 3(a)(iv) incorrectly used the term "Series B Preferred Stock" when the term "Class B Preferred Stock" should have been used.

         Article FOURTH, Section 3(a)(iv) should instead read as follows:

         (iv) MANDATORY REDEMPTION OF CLASS B PREFERRED STOCK. Between January l and May 1 (both inclusive) of each year from 1994 to 1997 (inclusive), the Corporation shall redeem Ten Thousand (10,000) shares (or such lesser amount as is then outstanding) of the Class B Preferred Stock, or so much thereof as may legally be redeemed, in cash at the Preferred Stock Redemption Price plus interest, if any, accrued thereon (at the rate announced by Bank of America NT & SA from time to time as its Reference Rate) from January 31 through May l of the year of the redemption (or, if sooner, the payment date), subject to the following limitations:

              (A) The redemption (including interest) provided for in this Section 3(a)(iv) for a particular year shall be required only to the extent, if any, that the Corporation's Stockholders Equity as of December 31 of the immediately preceding year shall exceed the sum of (1) $15,000,000 and (2) the aggregate liquidation preference of all Class A Preferred Stock and Class B Preferred Stock outstanding on January l of such year less $1,000,000 (or such lesser liquidation preference as applies to all Class B Preferred Stock then outstanding);

              (B) The redemption shall be required only to the extent, if any, it is permitted by the terms of the Acquisition Financing Agreements;

              (C)  No redemption shall be required if the ratio of

                   (1) the Corporation's EBIT for the preceding calendar year to

                   (2) the Corporation's Senior Debt Service for the preceding calendar year is below 150%; provided that, if such ratio is greater than 150% but less than 200% and if all of the other conditions to mandatory redemption set forth in this
              Section 3(a)(iv) are satisfied, the Corporation may by written notice given to the holder of the Class B Preferred Stock on or before May 1 of such year elect not to redeem all or any portion of the Class B Preferred Stock then required to be redeemed pursuant to this Section 3(a)(iv). The giving of such notice shall create Deferred Redemption Shares as defined in Section 1(c) and give rise to a dividend obligation in respect of the Class B Preferred

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              Stock which shall accrue and be payable in accordance with
              Section 1(c); and

              (D) The redemption shall be required only to the extent, if any, it will not reduce

                   (1) the amount of funds available for borrowing under the Corporation's revolving loan agreements, plus

                   (2) the cumulative amount of Business Expansion Debt theretofore drawn under such revolving loan agreements, minus

                   (3) the outstanding principal amount of the term loans under the Acquisition Financing Agreements,below $6,500,000.

    (c) Article FOURTH, Section 7(d) was incorrectly omitted.

        The following Article FOURTH, Section 7(d) should be inserted after
        Section 7(c):

        (d)  CONSOLIDATION, MERGER, ETC..  In the event that the
    Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, or otherwise changed, then and in each such event, the shares of Series C Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 100 times the aggregate number of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event that the Corporation shall at any time declare or pay any dividend on Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then and in each such event, the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series C Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event, and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

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    IN WITNESS WHEREOF, Building Materials Holding Corporation has caused this certificate of correction to be signed by its Vice President-Finance and Treasurer and attested by its Secretary, on this 30th day of September, 1997.

                                       /s/ Ellis C. Goebel
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                                       Ellis C. Goebel
                                       Vice President-Finance and Treasurer


Attest:

/s/ Paul S. Street
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Paul S. Street
Secretary